IAI Investment Funds VI, Inc.

                 Form N-SAR Report for the Period Ended 1/31/01



Item 77-C


A Special Meeting of Shareholders of the IAI Investment Funds VI, Inc. (IAI Money Market Fund) was held on September 8, 2000 at 1:00 p.m. Central Time at 601 Second Avenue South, Suite 3700, Minneapolis, Minnesota 55402. The meeting was called for the following purposes:

To plan a proposed Agreement and Plan of Reorganization and Termination ("Plan") between the IAI Money Market Fund and the Automated Cash Management Trust, a series of the Money Market Obligations Trust, whereby the Automated Cash Management Trust would acquire all of the assets of the IAI Money Market Fund in exchange solely for the Automated Cash Management Trust Institutional Service shares, to be distributed pro rata by the IAI Money Market Fund to the holders of its shares, in complete liquidation of the IAI Money Market Fund.

Affirmative Votes:  9,821,994
Negative Votes:  873,235
Abstain:  334,362